WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree U.S. Multifactor Index

Last Updated June 2017

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for the WisdomTree U.S. Multifactor Index

1.	Index Overview and Description

The WisdomTree U.S. Multifactor Index [referred to as “the Index”] was developed by WisdomTree Investments (WTI). WisdomTree U.S. Multifactor Index is comprised of 200 U.S. companies with the highest composite scores based on two fundamental factors, value and quality measures, and two technical factors, momentum and correlation.

The Index is reconstituted on a quarterly basis (following the close of trading on the second Friday in March, June, September and December).

The Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices and calculated in U.S. dollars.

2.	Key Features

2.1.	Membership Criteria

To be eligible for inclusion in the Index, component companies must be under coverage by the market management team of the third party independent index calculation agent, must list shares on the New York Stock Exchange (NYSE), the NASDAQ Global Select or the NASDAQ Global Market (together, the “three major exchanges”), be incorporated and headquartered in the United States. Companies need to have had an average daily dollar volume of at least $1,000,000 for each of the three months preceding the Screening Date (after the close of trading on the last trading day in February, May, August, November). Common stocks, REITs, tracking stocks and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), mortgage REITs and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. The publicly traded security for WisdomTree Investments, Inc., ticker WETF, is not eligible for inclusion in any of WisdomTree’s equity indexes.

Top 800 companies by market capitalization that meet the selection criteria are assigned a score for each of the following factors:

1)	Value Factor – determined by fundamental valuation ratios, i.e. sales to price, book to price, earnings to price, estimated earnings to price, EBITDA to enterprise value, operating cash flow to price.

2)	Quality Factor – determined by static observations and trends of return on equity (ROE), return on assets (ROA), gross profits over assets and cash flows over assets

3)	Momentum Factor – determined by stocks’ risk adjusted total returns over historical periods (6 and 12 months)

4)	Low Correlation Factor – incorporates diversification potential of stocks that are less correlated to the market The score for each factor is used to calculate an overall factor score that is used to rank and select the top 25% for inclusion into the Index.

2.2	Base Date and Base Value

The WisdomTree U.S. Multifactor Index was established with a base value of 200 on June 9, 2017.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the U.S. Multifactor Index:

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Index is calculated every weekday. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index is calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis.

2.4	Weighting

The WisdomTree U.S. Multifactor Index is weighted by a combination of the company overall factor score and inverse volatility over the prior 12 months.

The Weighting Date is when component weights are set and it occurs on Monday following the first Friday of the rebalance month. The changes will go into effect after the close of trading on the second Friday of the rebalance month.

The Index will be modified should the following occur. Should any company achieve a weighting equal to or greater than 24.0% of its Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals

40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following capping rules are applied in this order:

•	The maximum weight of any individual security is capped at 4% on the quarterly rebalance prior to the introduction of sector caps and the weights of all other components will be adjusted proportionally.

•	Sectors are weighted to be sector neutral relative to the sector weights in the starting universe

Note: all sector cappings are conducted based on the GICS sector classifications.

The following liquidity adjustment factors will be applied to all the Indexes after top holding and sector caps have been applied:

A further volume screen requires that a calculated volume factor (the average daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the holding, sector and country weights above the specified caps.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

2.6	Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Indexes. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

Additions

Additions to the Indexes are made at the reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the second Friday in March, June, September and December. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Indexes are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.1 Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

3.2. Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index.

[1]	Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree reserves the right to delete the company being acquired based on best available market information

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Indexes, and the weights of the remaining components are adjusted accordingly.

5.	Selection Parameters

Selection parameters for the WisdomTree U.S. Multifactor Index are defined in section 2.1. Companies that pass these selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and reconstitution of the Index takes effect as defined in section 3.1.